

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Bob R. Simpson
Chief Executive Officer
MorningStar Partners, L.P.
400 West 7th Street
Fort Worth, Texas 76102

> **Re: MorningStar Partners, L.P.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 26, 2022**
> **CIK 0001559432**

Dear Bob R. Simpson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2022 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Risk Factors
Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions, page 65

1. We note your response to prior comment 3, and re-issue such comment in part. Please clearly state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. In that regard, we note your disclosure that no unitholder can waive compliance with respect to "the partnership's or such unitholder's" compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Bob R. Simpson
MorningStar Partners, L.P.
October 12, 2022
Page 2

Exhibits

2. We have read your response to prior comment 10 and note the statement limiting the distribution to an exclusive audience has been removed from the reserve report filed as Exhibit 99.3 with Submission No. 3; however, the reserve report does not state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the Securities and Exchange Commission to comply with Item 1202(a)(8)(i) of Regulation S-K. Please obtain and file a revised reserve report.

   You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at 202-551-3699 or Sandra Wall, Petroleum Engineer, at 202-551-4727 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Mollie Duckworth, Esq.